September 22, 2008

VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: TW Sports, Inc. Registration Statement on Form S-1
    File No. 333-151668

On behalf of TW Sports(the Company), this letter is filed pursuant to Rule 477 under the Securities Act of 1933, as amended, with respect to the Registration Statement on Form S-1, SEC File No. 333-151668, which was filed on June 16, 2008, as amended (the Registration Statement).

In light of current market conditions, the Company has determined not to proceed with the public offering contemplated by the Registration Statement. No securities have been sold pursuant to the Registration Statement. Accordingly, the Company hereby withdraws the Registration Statement.

Very truly yours,

TW SPORTS, Inc.

By:

/S/ Tom Olmstead
Name: Tom Olmstead
Title:President